FORM 5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                 Washington D.C.
             ANNUAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17 (a) of the Public Utility Holding Company Act of 1935 or Section 30 (f) of the Investment Company Act of 1940

1.       Name and Address of Reporting Person
         James M. Hake

2.       Issuer Name and Ticker or Trading Symbol
         Ferrellgas Partners, L.P. (FGP)

3.       IRS or Social Security Number of Reporting Person (Voluntary)


4.       Statement for Month/Year
         July 2001

5.       If Amendment Date of Original (Month/Year)
         N/A

6.       Relationship of Reporting Person to Issuer (Check all applicable)
                   Director
         ---------
            X    Officer (Give title below)
         -------
                   10% Owner
         ---------
                   Other (specify below)
         ---------
         Senior Vice President - Corporate Administration

7.       Individual or Joint/Group Filing (Check Applicable)
            X    Form filed by One Reporting Person
         -------
                  Form Filed by More than One Reporting Person
         --------

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security (Instr. 3)
         Common Units

2.       Transaction Date (Month/Day/Year)


3.       Transaction Code (Instr.8)
                  Code
         --------

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                              Amount
         --------------------
                              (A) or (D)
         ---------
                              Price
         ---------

5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)
         400

6.       Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
         D

7.       Nature of Indirect Beneficial Ownership (Instr. 4)



Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)
         Common Unit option (right to buy)

2.       Conversion or Exercise Price of Derivative Security
         $17.90

3.       Transaction Date (Month/Day/Year)
         04/19/01

4.       Transaction code (Instr. 8)
           A               Code
                           V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)
         90,000            (A)
                           (D)

6.       Date Exercisable and Expiration Date (Month/Day/Year)
           (1)             Date Exercisable
         04/19/11          Expiration Date

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)
         Common Units     Title
         90,000           Amount or Number of Shares

8.       Price of Derivative Security (Instr. 5)
         See footnote (2)

9.       Number of derivative Securities Beneficially Owned at End of Year
         (Instr. 4)
         141,000

10.      Ownership Form of Derivative Security: Direct (D) or Indirect (I)
         (Instr. 4)
         D

11.      Nature of Indirect Beneficial Ownership (Instr.4)




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Explanation of Responses:

(1) Options granted under the Ferrellgas, L.P. Unit Option Plan vest over a five-year period following the date of grant (4/19/01).

(2)  Options granted at no cost to the reporting person



/s/ James M. Hake                                          August 10, 2001
--------------------------------------------               ---------------
Signature of Reporting Person                              Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.